UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-10582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota

Alliant Techsystems Inc.
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,
2005, and Report of Independent Registered
Public Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of and Participants in the
Alliant Techsystems Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 23, 2006

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments held by Master Trust—fair value (Note 7):
Participant-directed investments	$1,144,775,632	$1,024,770,886
Nonparticipant-directed investments (Note 4)	205,609,646	169,293,118

Total investments held by Master Trust	1,350,385,278	1,194,064,004

Investments held outside the Master Trust	—	39,195,887

Total investments	1,350,385,278	1,233,259,891

Participant loans	35,225,507	33,064,029
Employer contributions receivable	2,754,027	1,989,799

NET ASSETS AVAILABLE FOR BENEFITS	$1,388,364,812	$1,268,313,719

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$1,268,313,719	$1,113,645,929

CONTRIBUTIONS:
Participant contributions	63,596,235	53,721,955
Employer contributions	23,025,819	19,171,786

Total contributions	86,622,054	72,893,741

INVESTMENT INCOME FROM MASTER TRUST:
Interest	39,109	1,632
Dividends	42,636,227	26,932,347
Net appreciation in fair value of investments	72,271,207	85,528,543

Total investment income from Master Trust	114,946,543	112,462,522

INTEREST INCOME FROM PARTICIPANT LOANS	1,879,592	1,762,278

TRANSFERS BETWEEN PARTICIPATING PLANS—Net	(85,272)	145,567

TRANSFER IN FROM OUTSIDE PLANS	12,098,080	40,063,075

DEDUCTIONS:
Distributions to participants	95,213,312	72,474,377
Trustee and administrative fees	196,592	185,016

Total deductions	95,409,904	72,659,393

NET ADDITIONS	120,051,093	154,667,790

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,388,364,812	$1,268,313,719

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.          PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General Information—The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Alliant Techsystems Inc. (the “Company”) employees not covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company has management and administrative responsibility for the Plan.

401(k) Master Trust Agreement—The Company has established a 401(k) Master Trust (the “Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the “Participating Plans”). The Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Trust was approximately 95% and 94%, respectively. Fidelity Management Trust Company serves as the trustee for the Plan.

Participation—Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement that does not provide for participation in the Plan, automatically becomes a participant on the date of hire by the Company or transfer into the Plan. Effective January 1, 2003, temporary employees became eligible to participate in the Plan after a required amount of service has been met.

Contributions—The following contributions are made through December 31, 2005 to the Plan (see Note 9):

a.                  The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate pretax contributions. The maximum pretax contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions, including sponsor stock match contributions, are also limited to the lesser of $42,000 or 100% of the participant’s pay for a plan year. The Plan also allows the participants to make after-tax contributions, and the Company can make a supplemental discretionary contribution.

b.                 Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c.                  The Company makes matching contributions based upon length of service and location as follows:

Grandfathered Employees (15 or more years of service as of January 1, 2004)—All participants with the exclusion of Ammunition Accessories Inc. and Federal Cartridge employees receive matching contribution of $0.50 for each $1.00 up to a maximum of 6% of recognized compensation. Ammunition Accessories Inc. and Federal Cartridge employees receive $1.00 for $1.00 match on the first 3% of recognized compensation, and $0.50 on each additional dollar contributed up to a maximum of 6% of recognized compensation.

Nongrandfathered Employees (Employees with less than 15 years of service as of January 1, 2004, and new hires)—All participants receive $1.00 for $1.00 match on the first 3% of recognized compensation, and an additional $0.50 for each dollar contributed up to 5% of salary.

Participant Accounts—Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses and administrative expenses of the individual participant’s investment Fund options are reported in the individual participant’s account. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—All participants are 100% vested in their individual accounts attributable to their contributions and to Company contributions at all times.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Except for loans transferred from the Composite Optics Inc. Retirement Savings Plan, loan terms range from one to five years, except loans for the purchase of a primary residence, which range from one to ten years. Loan terms for the loans transferred from the Composite Optics Inc. Retirement Savings Plan can range from one to five years, except loans for the purchase of a primary residence, which range from one to fifteen years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Distributions—On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account (“IRA”) feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment.

Transfers Between Participating Plans—Transfers between plans represent movement of participant accounts between the Participating Plans, for participants whose union or nonunion status changed during the year.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in Alliant Techsystems Inc. common stock. The Plan currently offers over twenty mutual funds and one common stock fund as investment options for participants.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments are stated at market value, which is generally determined by quoted market prices. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Participant loans are valued at the outstanding loan balance.

Payment of Benefits—Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the Code’s limits.

3.          MERGERS, TRANSFERS, AND ROLLOVERS

During 2005, accounts of former Pressure Systems Inc., Programmed Composites Inc., and AEC-Able Engineering Company Inc. totaling $12,098,080 were transferred as rollovers to the Plan. During 2004, accounts of former Composites Optics Inc. and Mission Research Corporation totaling $40,063,075 were transferred as rollovers to the Plan.

4.          NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan Sponsor contributes 100% of the company match into the Alliant Techsystems Inc. Stock Fund (“ATK Stock Fund”), an investment option under the Plan. For participants who are active employees, the company match that is contributed to the ATK Stock Fund is nonparticipant directed. However, the Plan, as amended in 2002 and 2003, allows these participants to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan the day after the nonparticipant-directed contribution is made. For those participants who have terminated employment from Alliant Techsystems Inc. and all of its affiliates, the Plan, as amended in 2002, permits these participants to change investment in their company matching account out of company stock to any other investment options available under the Plan.

The changes in net assets available for the Plan’s portion of the ATK Stock Fund for the years ended December 31, 2005 and 2004, are as follows:

	ATK Stock Fund
	2005	2004

Net assets available for benefits—beginning of year	$171,282,917	$153,930,178

Contributions:
Participant contributions	3,977,239	2,939,097
Employer contributions	23,025,679	19,170,624

Total contributions	27,002,918	22,109,721

Investment income:
Interest	171,117	137,946
Net appreciation in fair value of investments	28,187,770	19,833,506

Total investment income	28,358,887	19,971,452

Transfers—net	(129,298)	(36,810)

Transfer in from outside plans	1,058,060	13,813

Exchanges—net	(9,097,076)	(17,093,883)

Participant loans:
Repayments	1,308,933	1,087,833
Distributions	(1,808,646)	(1,661,509)

Total participant loans	(499,713)	(573,676)

Deductions:
Distributions to participants	9,541,841	6,985,935
Trustee and administrative fees	71,181	51,943

Total deductions	9,613,022	7,037,878

Net assets available for benefits—end of year	$208,363,673	$171,282,917

5.          FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

6.          PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

7.          401(k) MASTER TRUST AGREEMENT

The fair values of investments of the Trust as of December 31, 2005 and 2004, is presented as follows:

	2005	2004
Investments at fair value:
Short-term investment fund	$304,657,021	$309,208,566
Income funds	42,911,916	38,708,656
Growth and income funds	376,264,644	366,855,468
Growth funds	408,247,224	317,932,944
International funds	72,582,406	52,928,501
Alliant Techsystems Inc. Stock Fund	219,126,217	181,589,699

	$1,423,789,428	$1,267,223,834

Alliant Techsystems Inc. 401(k) Plan	$1,350,385,278	$1,194,064,004
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement	73,404,150	73,159,830

	$1,423,789,428	$1,267,223,834

Investment income (loss) for the Trust for the years ended December 31, 2005 and 2004, is as follows:

	2005	2004
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Income funds	$(946,678)	$(173,501)
Growth and income funds	9,362,597	28,125,915
Growth funds	29,739,192	33,382,130
International funds	8,151,983	7,749,827
Alliant Techsystems Inc. Stock Fund	30,158,497	21,257,683
Alcoa Stock Fund	—	25,156

Total net appreciation in fair value of investments	76,465,591	90,367,210

Interest	39,109	1,633
Dividends	44,754,656	28,309,159

Total investment income	$121,259,356	$118,678,002

Alliant Techsystems Inc. 401(k) Plan	$114,946,543	$112,462,522
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement	6,312,813	6,215,480

	$121,259,356	$118,678,002

8.          RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 4,030,771 and 3,846,697 units, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a cost value of $118,592,933 and $97,387,150, respectively. During the years ended December 31, 2005 and 2004, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

The above transactions are exempt party-in-interest transactions.

9.          SUBSEQUENT EVENT

Effective January 1, 2006, the Company match contribution formula changed for some participants. Match formulas are based on length of service and participation in other non-related defined benefit plans.

Participants in most legacy Final Average Earnings (FAE) pension plans — Participants in FAE pension plans (Honeywell, Hercules/Aerospace, Thiokol, or SEG) will not receive a company match.

Grandfathered Employees (15 or more years of service as of January 1, 2004) — Participants in the Alliant Techsystems Inc. Retirement Plan (cash balance formula), Alliant Techsystems Inc. Lake City

Retirement Plan (former Olin plan regardless of years of service), and Federal Cartridge Pension Plan receive $0.50 for each $1.00 up to a maximum of 6% of before tax contributions.

Non-grandfathered Employees (Employees with less than 15 years of service as of January 1, 2004 and new hires) — Participants with less than 15 years of service who participate in the Pension Equity Plan receive $1.00 for $1.00 match on the first 3% of before tax contributions and an additional $0.50 for each $1.00 on the next 2% of before tax contributions.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN
(EIN #41-1672694) (Plan No. 003)

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Identity of Issue, Borrower,			Current
Lessor, or Similar Party	Description of Assets	Cost	Value
Various participants**	Participant loans receivable, maturing from 1/1/06 to 4/17/20*, at interest rates of 4.0% to 11.5%	***	$35,225,507

TOTAL			$35,225,507

*	Maturity relates to loans transferred from Composite Optics Inc. Retirement Savings Plan, see Plan Description footnote.
**	Party-in-interest.
***	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

By:	ALLIANT TECHSYSTEMS INC.

As Plan Administrator of the

Alliant Techsystems Inc. 401(k) Plan

By:	/s/ John L. Shroyer
Name:	John L. Shroyer
Title:
Senior Vice President and Chief Financial

Officer of Alliant Techsystems Inc.

Date:  June 28, 2006